Post Office Box 1227 Mount Airy, North Carolina 27030 Telephone: (336) 783-3900 Fax: (336) 789-7868 Email: surreybank@surreybank.com

November 1, 2007

John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Nolan:

Thank you for your comments with respect to your review of our SEC filings. This letter is in response to your comment letter to Surrey Bancorp, dated October 19, 2007. Please note in our response that Surrey Bank & Trust (the “Bank”) is a wholly owned subsidiary of Surrey Bancorp (the “Company”).

Forms 10-KSB filed on March 26, 2007

Exhibit 13.1;

Note 1. Organization and Summary of Significant Accounting Policies: Loans Held for Sales, Page 11

Comment 1: We note your disclosures that the guaranteed portion of government guaranteed loans originated in the normal course of business are sometimes sold into the secondary market. We also note from subsequently filed Form 10-QSB that you entered into a program to sell these loans in 2005. Please address the following:

•	Tell us the amount of these guaranteed loans you have originated for each period presented;

Response: In 2005, Surrey Bank & Trust originated $17,817,906 in guaranteed loans.

In 2006, Surrey Bank & Trust originated $18,817,397 in guaranteed loans.

In 2007, Surrey Bank & Trust originated $8,506,004 in guaranteed loans.

•	Tell us the amounts you have retained in your portfolio as opposed to selling in the secondary market for each period presented;

Response: In 2005, Surrey Bank & Trust retained $13,483,529 in guaranteed loans.

In 2006, Surrey Bank & Trust retained $17,644,322 in guaranteed loans.

In 2007, Surrey Bank & Trust retained $4,666,004 in guaranteed loans.

•	Tell us the typical time period it takes from the origination of these loans until the determination is made to sell these loans;

Response: The Bank may elect to sell a particular loan based on multiple factors. These factors include the liquidity position of the Bank, gross loan exposure to a particular industry exceeding prudent lending standards, gross loan exposure to an individual borrower or entity exceeding prudent lending standards and asset/liability management. These factors are subject to change as the Bank’s business conditions change. As a result, the Bank has delivered sold loans within forty-five days from origination. In other instances, loans may be sold and delivered into the secondary market months after origination to meet its objectives. Historically, 73% of the loans sold into the secondary market within forty-five days of origination, which is typical in the industry. The remaining 17% were sold at later dates as a response to changes in business conditions after origination of the loan.

•	Tell us if you are classifying the guaranteed portion of these loans as held for investment or held for sales;

Response: The majority of guaranteed loans originated are not sold and are therefore classified as held for investment. Those loans originated for sale are usually sold before the end of a reporting period and therefore no loans are classified as held for sale for reporting purposes. The origination and sale transactions are usually completed within a short period of time. If, at the end of a reporting period, a guaranteed loan had been originated but not yet sold, it would be reclassified and reported as held for sale.

•	Tell us if upon the decision to sell the guaranteed portion of these loans you reclassify these loans as held for sale;

Response: Generally, the decision to sell the guaranteed portion of a loan is determined and arranged before the origination of the loan. If, at the end of a reporting period, guaranteed loans were originated that the Bank intended to sell, the loan would be classified as held for sale. To this date, the Bank has not had an origination/sales transaction in process at the end of a quarter or year-end reporting period.

•	Tell us how you are classifying originations and subsequent sales of these loans in your Statement of Cash Flows.

Response: In accordance with SFAS 102, these originations and subsequent sales are classified as operating cash flows. Normally an adjustment to operating cash flows would be made for the change in the “Loans held for sale” balance from the beginning of the year to the end of the reporting period. Since no loans have been originated for sale, but not yet sold at the end of a reporting period, no adjustment is reflected in the Statement of Cash Flows. The cash used to originate the loan is offset by the cash provided on the sale. The net cash used/provided is zero.

As required by your comment letter Surrey Bancorp acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

-	staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I hope this information adequately addresses the issues you raised. If you are in need of additional information please call at
336-783-3900.

Surrey Bancorp

By:	/s/ Edward C. Ashby, III
President and CEO

By:	/s/ Mark H. Towe
Sr. Vice President and CFO